Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 14 September 2009 that, on 11 September 2009, the following PDMRs were granted restricted share awards under the Company’s International Share Award Plan:

Stefan Bomhard Ignasi Ricou	32,000 shares 35,000 shares

These shares were acquired for nil consideration and will vest subject to certain performance conditions being met. The awards were made in consideration of commitments made to the individuals at the time of their appointments as PDMRs and are in line with awards offered to other PDMRs either joining the Company or being promoted to that position.

The Company was notified on 14 September 2009 that, on 14 September 2009, Chris Van Steenbergen acquired 18 ordinary shares in the capital of the Company at a price of £7.76 per share through participation in the Company’s all-employee share incentive plan.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

15 September 2009